EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$1,955	$5,915	$2,077	$2,381	$2,891
Less:
Noncontrolling interest in pre-tax income/(loss) of
subsidiaries that have not incurred fixed charges	(73)	16	51	38	36
Equity in net income of affiliates	18	77	83	107	166
Capitalized interest	3	10	2	3	—
Adjusted Income	2,007	5,812	1,941	2,233	2,689
Add:
Fixed charges	58	226	231	254	255
Distributed income of equity investments	23	99	105	153	149
Total Earnings	$2,088	$6,137	$2,277	$2,640	$3,093

Fixed Charges
Interest expense	$45	$167	$184	$203	$199
Capitalized interest	3	10	2	3	—
One-third of rental expense(1)	10	49	45	48	56
Total Fixed Charges	$58	$226	$231	$254	$255

Ratio of Earnings to Fixed Charges	36.00	27.15	9.86	10.39	12.13

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1